UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                     Commission file number:

ALAMOS GOLD INC.

(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

2200-130 Adelaide Street West

Toronto, Ontario, Canada, M5H 3P5

(416) 368-9932

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, Without Par Value

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐    No   ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐    No   ☐

INTRODUCTORY INFORMATION

In this Registration Statement on Form 40-F (this “Form 40-F”), references to “Alamos” and the “Registrant” mean Alamos Gold Inc. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all dollar amounts in this Form 40-F are in United States dollars.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 40-F and the documents incorporated by reference herein are forward-looking statements. All statements other than statements of historical fact included in this Form 40-F or incorporated by reference herein, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include risks related to Alamos’ offer to purchase (the “Offer”) Aurizon Mines Ltd. (“Aurizon”), fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos’ common shares (the “Common Shares”); the exercise of dissent rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction (as such terms are defined in the Offer and Circular dated January 14, 2013, (the “Circular”) incorporated by reference in this Form 40-F); the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon common shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of the Common Shares on the New York Stock Exchange; the effect of the Offer on non-Canadian Aurizon common shareholders; and risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in Section 24 of the Circular, “Risk Factors Related to the Offer” and in the section entitled “Risk Factors” that is included in Alamos’ annual information form dated March 29, 2012 incorporated by reference in this Form 40-F. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Alamos is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. Alamos is also subject to Canadian auditing and auditor independence standards, which are different from U.S. auditing and auditor independence standards, respectively.

Alamos’ financial statements as at and for the fiscal years ended December 31, 2011 and 2010 and Alamos’ unaudited interim financial statements as at and for the three months ended March 30, 2012, as at and for the three and six months ended June 30, 2012, and as at and for the three and nine months ended September 30, 2012 filed with this Form 40-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Alamos adopted IFRS on January 1, 2011, with a transition date of January 1, 2010. Prior to January 1, 2010, Alamos prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Under IFRS 1, IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings (deficit) unless certain exemptions are applied. Please see Note 20 – IFRS Transition from Previous GAAP to Alamos’ financial statements for the year ended December 31, 2011 for an explanation of Alamos’ adoption of IFRS and any adjustments made as a result. Accordingly, Alamos’ financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Alamos is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43–101 – Standards of Disclosure for Mineral Projects (“NI 43–101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43–101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43–101 and the CIM standards. These definitions differ from the definitions in United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43–101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein containing descriptions of Alamos’ mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Alamos hereby incorporates by reference Exhibits 99.1 through 99.154 as set forth in the Exhibit Index attached hereto.

A description of the Common Shares registered pursuant to this Form 40-F, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure – Common Shares” on page 61 of Alamos’ annual information form for the year ended December 31, 2011 incorporated by reference in this Form 40-F.

In accordance with General Instruction D.(9) of Form 40-F, Alamos has filed written consents of the experts named in the foregoing exhibits as Exhibits 99.154 through 99.170, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

Alamos does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2011 incorporated by reference in this Form 40-F contains Alamos’ disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)	Concurrently with the filing of this Registration Statement, the Registrant shall file a Form F-X with the Commission.

(2)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 15, 2013	ALAMOS GOLD INC.

	By:	/s/ John A. McCluskey
Name: John A. McCluskey
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Annual Information Form, dated March 29, 2012, for the Year Ended December 31, 2011*
99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011*
99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011, including Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2011 and December 31, 2010 and Related Notes, together with the Auditors’ Report thereon, contained therein*
99.4	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2010***
99.5	Annual Information Form for the Year Ended December 31, 2010***
99.6	Annual Audited Consolidated Financial Statements for the Years Ended December 31, 2010 and December 31, 2009

Quarterly Information

99.7	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012, together with the Notes thereto*
99.8	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012*
99.9	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012
99.10	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012***
99.11	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012***
99.12	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012***
99.13	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2011***
99.14	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2011***
99.15	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011***
99.16	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011***
99.17	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011 (amended)***
99.18	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011***
99.19	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011***

Shareholder Meeting Materials

99.20	Form of Proxy for Annual and Special General Meeting held on May 31, 2012
99.21	Amended Report of Voting Results from Annual and Special General Meeting of Shareholders dated June 7, 2012
99.22	Report of Voting Results from Annual and Special General Meeting of Shareholders on May 31, 2012 dated June 1, 2012
99.23	Notice of Annual and Special General Meeting of Shareholders dated April 26, 2012
99.24	Management Information Circular, dated April 26, 2012, in connection with the Annual Meeting of Shareholders Held on May 31, 2012*
99.25	Notice of Annual General and Special Meeting and Record Date dated February 29, 2012
99.26	Report of Voting Results from Annual and Special General Meeting of Shareholders dated June 6, 2011***
99.27	Form of Proxy for Annual and Special General Meeting held on June 2, 2011***
99.28	Notice of Annual and Special General Meeting of Shareholders dated May 9, 2011***
99.29	Financial Statements Request Form filed May 9, 2011***
99.30	Management Information Circular dated April 29, 2011***
99.31	Notice of Annual and Special General Meeting (amended) and Record Date dated April 25, 2011***
99.32	Notice of Annual General Meeting and Record Date dated March 23, 2011***

News Releases

99.33	News Release dated January 14, 2013*
99.34	News Release dated January 14, 2013
99.35	News Release dated January 14, 2013
99.36	News Release dated January 10, 2013***
99.37	News Release dated January 8, 2013***
99.38	News Release dated December 6, 2012***
99.39	News Release dated October 25, 2012***
99.40	News Release dated October 15, 2012***
99.41	News Release dated September 27, 2012***
99.42	News Release dated September 27, 2012***
99.43	News Release dated July 26, 2012***
99.44	News Release dated July 5, 2012***
99.45	News Release dated June 28, 2012***
99.46	News Release dated June 1, 2012***
99.47	News Release dated June 1, 2012***
99.48	News Release dated May 1, 2012***
99.49	News Release dated April 2, 2012***
99.50	News Release dated March 27, 2012***
99.51	News Release dated February 27, 2012***
99.52	News Release dated February 23, 2012***
99.53	News Release dated January 9, 2012***
99.54	News Release dated January 9, 2012***
99.55	News Release dated November 3, 2011***
99.56	News Release dated October 17, 2011***
99.57	News Release dated October 6, 2011***
99.58	News Release dated September 26, 2011***
99.59	News Release dated September 16, 2011***
99.60	News Release dated September 15, 2011***
99.61	News Release dated August 4, 2011***
99.62	News Release dated July 12, 2011***
99.63	News Release dated July 6, 2011***
99.64	News Release dated June 21, 2011***
99.65	News Release dated June 21, 2011***
99.66	News Release dated June 16, 2011***
99.67	News Release dated June 16, 2011***
99.68	News Release dated June 3, 2011***
99.69	News Release dated June 3, 2011***
99.70	News Release dated June 2, 2011***
99.71	News Release dated May 5, 2011***
99.72	News Release dated April 6, 2011***
99.73	News Release dated March 24, 2011***
99.74	News Release dated March 15, 2011***
99.75	News Release dated March 14, 2011***
99.76	News Release dated February 16, 2011***
99.77	News Release dated February 3, 2011***
99.78	News Release dated January 17, 2011***

Other Material Documents Filed with Canadian Securities Regulators

99.79	Offer and Circular dated January 14, 2013*
99.80	Letter of Transmittal*
99.81	Notice of Guaranteed Delivery*
99.82	Early Warning Report dated January 14, 2013
99.83	Newspaper Advertisement dated January 14, 2013*
99.84	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, Series of USAA Mutual Funds Trust and Alamos Gold Inc.**
99.85	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.**
99.86	Share Purchase Agreement dated January 11, 2013 between Van Eck Associates Corporation and Alamos Gold Inc.**
99.87	Share Purchase Agreement dated January 10, 2013 between Montrusco Bolton Investments Inc. and Alamos Gold Inc.**
99.88	Certificate of Dawn H. Garcia dated December 21, 2012
99.89	Certificate of Marc Jutras dated December 21, 2012
99.90	Certificate of Joseph M. Keane dated December 21, 2012
99.91	Certificate of Mark A. Odell dated December 21, 2012
99.92	Certificate of Herbert E. Welhener dated December 21, 2012
99.93	Certificate of Susan E. Ames dated December 21, 2012
99.94	Certificate of Kenneth J. Balleweg dated December 21, 2012
99.95	Certificate of Russell A. Browne dated December 21, 2012
99.96	Consent of Dawn H. Garcia dated January 14, 2013
99.97	Consent of Marc Jutras dated January 14, 2013
99.98	Consent of Joseph M. Keane dated January 14, 2013
99.99	Consent of Mark A. Odell dated January 14, 2013
99.100	Consent of Herbert E. Welhener dated January 14, 2013
99.101	Consent of Susan E. Ames dated January 14, 2013
99.102	Consent of Kenneth J. Balleweg dated January 14, 2013
99.103	Consent of Russell A. Browne dated January 14, 2013
99.104	Consent of Joseph M. Keane
99.105	Consent of Marc Jutras
99.106	Consent of Marc A. Jutras
99.107	Consent of Kenneth J. Balleweg
99.108	Consent of Herbert E. Welhener
99.109	Consent of Herbert E. Welhener
99.110	Consent of Mark A. Odell
99.111	Consent of Russell A. Browne
99.112	Consent of Russell A. Browne
99.113	Consent of Susan E. Ames
99.114	Consent of Dawn H. Garcia
99.115	Consent of Carl E. Defilippi
99.116	Consent of Michal Dobr
99.117	Consent of Dennis Ferrigno
99.118	Consent of Allen Ray Anderson
99.119	Consent of Pedro C. Repetto
99.120	Technical Report dated December 21, 2012
99.121	Early Warning Report dated December 9, 2012
99.122	Early Warning Report dated November 9, 2012
99.123	Certification of Interim Filings dated October 25, 2012
99.124	Certification of Interim Filings dated October 25, 2012
99.125	Early Warning Report dated October 9, 2012
99.126	Early Warning Report dated August 9, 2012
99.127	Consents and Certificates of Qualified Persons dated July 20, 2012, July 30, 2012 and July 31, 2012
99.128	Technical Report dated July 31, 2012
99.129	Certification of Interim Filings dated July 26, 2012
99.130	Certification of Interim Filings dated July 26, 2012
99.131	Certification of Interim Filings dated May 1, 2012
99.132	Certification of Interim Filings dated May 1, 2012
99.133	Certification of Annual Filings dated March 30, 2012
99.134	Certification of Annual Filings dated March 30, 2012
99.135	Early Warning Report dated March 9, 2012
99.136	Fee Rule Form 13-502F1 Class 1 Reporting Issuers (Participation Fee) filed February 23, 2012
99.137	Certification of Interim Filings dated November 3, 2011
99.138	Certification of Interim Filings dated November 3, 2011
99.139	Material Change Report (Form 51-102F3) dated November 1, 2011
99.140	Certification of Interim Filings dated August 24, 2011
99.141	Certification of Interim Filings dated August 24, 2011
99.142	Certification of Interim Filings dated August 5, 2011
99.143	Certification of Interim Filings dated August 5, 2011
99.144	Material Change Report (Form 51-102F3) dated July 25, 2011
99.145	Certification of Refiled Interim Filings dated May 24, 2011
99.146	Certification of Refiled Interim Filings dated May 24, 2011
99.147	Certification of Interim Filings dated May 5, 2011
99.148	Certification of Interim Filings dated May 5, 2011
99.149	Material Change Report (Form 51-102F3) dated May 5, 2011
99.150	Certification of Annual Filings dated March 30, 2011
99.151	Certification of Annual Filings dated March 30, 2011
99.152	Material Change Report (Form 51-102F3) dated March 24, 2011
99.153	Fee Rule Form 13-502F1 Class 1 Reporting Issuers (Participation Fee) filed March 15, 2011

Consents

99.154	Consent of Ernst & Young LLP
99.155	Consent of Joseph M. Keane
99.156	Consent of Marc Jutras
99.157	Consent of Marc A. Jutras
99.158	Consent of Kenneth J. Balleweg
99.159	Consent of Herbert E. Welhener
99.160	Consent of Herbert E. Welhener
99.161	Consent of Mark A. Odell
99.162	Consent of Russell A. Browne
99.163	Consent of Russell A. Browne
99.164	Consent of Susan E. Ames
99.165	Consent of Dawn H. Garcia
99.166	Consent of Dennis Ferrigno
99.167	Consent of Carl E. Defilippi
99.168	Consent of Pedro C. Repetto
99.169	Consent of Michal Dobr
99.170	Consent of Allen Ray Anderson

*	Incorporated by reference from Alamos Gold Inc.’s Registration Statement on Form F-10 filed on January 14, 2013.
**	Incorporated by reference from Alamos Gold Inc.’s Tender Offer Statement on Schedule TO filed on January 14, 2013.
***	To be filed by amendment to this Form 40-F.